UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

As approved and authorized by a majority of the shareholders of Global Mofy AI Limited (the “Company”) at a special meeting of shareholders held on November 1, 2024, the Company has resolved to effect a share consolidation of the Company’s authorized share capital of US$1,020,000 divided into 450,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each and 60,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each, being consolidated and divided at a share consolidation ratio of one (1)-for-fifteen (15) (the “Ratio”), such that, the authorized share capital of US$1,020,000 will be divided into: (i) 30,000,000,000 Class A ordinary shares of par value of US$0.00003 each, and (ii) 4,000,000,000 Class B ordinary shares of par value of US$0.00003 each (the “Reverse Stock Split”).

Upon the opening of the market on November 26, 2024, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “GMM”. The new CUSIP number following the Reverse Stock Split is G3937M114.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). As previously disclosed on a report on Form 6-K, Nasdaq provided the Company until March 24, 2025 to regain compliance. To regain compliance, the closing bid price of the Company’s Class A ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares and Class B ordinary shares of the Company from approximately 42.2 million to approximately 2.8 million and from approximately 12.7 million to approximately 0.8 million, respectively, and will affect all outstanding Class A ordinary shares and Class B ordinary shares of the Company (the “Ordinary Shares”). Every fifteen (15) outstanding Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Ordinary Share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Ordinary Share to any shareholder who would have been entitled to receive a fractional share as a result of the process. The  par value of Ordinary Shares will be increased in proportion to the ratio of the Reverse Stock Split to $0.00003 per share and the number of authorized Ordinary Shares will be reduced in proportion to the ratio of the Reverse Stock Split to 30,000,000,000 Class A ordinary shares and 4,000,000,000 Class B ordinary shares.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A ordinary shares into which the options, warrants and other convertible securities are exercisable or convertible by thirty (30) and multiplying the exercise or conversion price thereof by thirty (30), all in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. A copy of such third amended and restated memorandum and articles of association was filed as Exhibit 3.1 of the report on Form 6-K filed on November 7, 2024 and are incorporated herein by reference.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated November 22, 2024 titled “Global Mofy AI Limited Announces Effective Date of Reverse Stock Split”.

Exhibit Index

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our report on Form 6-K filed on November 7, 2024)
99.1	Press Release - Global Mofy AI Limited Announces Effective Date of Reverse Stock Split, dated November 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: November 26, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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